Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas	New York, NY10019-6064

November 14, 2008

Via EDGAR

 Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Abitibi-Consolidated Inc.

Form 20-F for the Fiscal Year Ended December 31, 2007 Filed March 31, 2008 (File No. 001-14636); Form 20-F/A for the Fiscal Year Ended December 31, 2007 Filed April 10, 2008 (File No. 001-14636); Form 20-F/A for the Fiscal Year Ended December 31, 2007 Filed May 30, 2008 (File No. 001-14636)

Dear Mr. Colbert

On behalf of our client, Abitibi-Consolidated Inc. (the "Company"), we acknowledge receipt of the letter dated October 30, 2008 from John Reynolds transmitting comments to the Company's Form 20-F for the fiscal year ended December 31, 2007.  This letter confirms that the Company will submit a response no later than November 28, 2008.   As we have discussed with the Staff, this will allow time for the Company to fully address the Staff's comments following the completion of the Company's quarterly reporting cycle for the third quarter of 2008.

If you have any questions, please do not hesitate to contact me at (212) 373-3124.

Sincerely,

/s/ David S. Huntington

David S. Huntington

cc:   William G. Harvey
Abitibi-Consolidated Inc.